As filed with the Securities and Exchange Commission on January 31, 2000
                                                      Registration No. 333-XXXXX
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  SYBASE, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

           DELAWARE                              7372                           94-2951005
(STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                              6475 CHRISTIE AVENUE
                          EMERYVILLE, CALIFORNIA 94608
                                 (510) 922-3500
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 DANIEL R. CARL
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                  SYBASE, INC.
                              6475 CHRISTIE AVENUE
                          EMERYVILLE, CALIFORNIA 94608
                                 (510) 922-3500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                   Copies to:
                               DEBRA SUMMERS, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (415) 493-9300


       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                            PROPOSED
       TITLE OF EACH CLASS              AMOUNT          MAXIMUM OFFERING         PROPOSED            AMOUNT OF
        OF SECURITIES TO                 TO BE              PRICE PER       MAXIMUM AGGREGATE      REGISTRATION
          BE REGISTERED             REGISTERED(1)(2)         SHARE(3)         OFFERING PRICE            FEE
-----------------------------------------------------------------------------------------------------------------
          Common Stock
   $0.001 par value per share        7,381,914 shares       $ 21.50           $ 158,711,151         $41,899.75
=================================================================================================================

-------------------
(1) Includes 7,098,985 shares of Common Stock to be issued at the closing of the acquisition of Home Financial Network, Inc. by Sybase, Inc., and 282,929 shares of Common Stock issuable upon exercise of warrants for Sybase Common Stock issued in connection with that acquisition.

(2) Pursuant to Rule 416 under the Securities Act, this Registration Statement also relates to a presumably indeterminate number of shares of Common Stock which are issuable upon stock splits, stock dividends, recapitalizations or other similar transactions.

(3) Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed as set forth in Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock on January 24, 2000, as reported on the Nasdaq National Market as required by Rule 457(f).

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

--------------------------------------------------------------------------------
     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.
THE SELLING STOCKHOLDERS MAY NOT SELL THE SECURITIES COVERED BY THIS PROSPECTUS
    UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND
 IT IS NOT SOLICITING OFFERS TO BUY SECURITIES IN ANY STATE WHERE THE OFFER OR
                              SALE IS NOT PERMITTED
--------------------------------------------------------------------------------


                                   PROSPECTUS

                     SUBJECT TO COMPLETION, JANUARY 24, 2000

                                7,381,914 SHARES

                            SYBASE, INC. COMMON STOCK

       This Prospectus relates to the public resale of (a) 7,381,914 shares of our common stock, par value $0.001 ("Common Stock") (i) that were issued to the selling stockholders identified in this Prospectus (the "Selling Stockholders") pursuant to the terms of the Agreement and Plan of Reorganization ("Reorganization Agreement"), dated as of November 29, 1999, which we entered into with Home Financial Networks, Inc., a Delaware corporation, and others, or
(ii) that may be issued in the future, if certain Selling Stockholders exercise their rights under the warrants ("Warrants") we issued pursuant to the Reorganization Agreement, and (b) a presently indeterminate number of shares of our Common Stock which may be issuable upon stock splits, stock dividends, recapitalizations or other similar transactions, in accordance with Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"). All such shares are collectively referred to in the Prospectus as the "Registered Shares."

       We will not receive any of the proceeds from the sale of the Registered Shares by the Selling Stockholders, but we may receive proceeds from the exercise of the Warrants by those Selling Stockholders who hold Warrants. See "Use of Proceeds." None of the shares covered by this Prospectus has been registered prior to the filing of this document.

       We have instructed the agent designated to transfer shares pursuant to the Reorganization Agreement to take all actions necessary for delivery of the Registered Shares to the Selling Stockholders on or before February 10, 2000. The Selling Stockholders have not advised us of any specific plans for the distribution of the Registered Shares. If any Registered Shares are sold, the price at which they may be resold by the Selling Stockholders, and the commissions, if any, paid to broker-dealers in connection with any such sales, are unknown and may vary from transaction to transaction. See "Selling Stockholders" and "Plan of Distribution." For example:

       The Selling Stockholders may offer the Registered Shares in one or more transactions at any price.

       Such offers and sales may be made on the Nasdaq National Market or in privately negotiated transactions.

       The Selling Stockholders may (or may not) effect such transactions by selling the Registered Shares to or through broker-dealers.

       Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Registered Shares.

       Broker-dealers may act as agent or buy or sell as a principal, or both, and the broker-dealer's compensation in connection with the offer and sale of the Registered Shares might be in excess of customary commissions.

                             ----------------------

       The shares of Common Stock covered by this document are listed on the Nasdaq National Market under the symbol "SYBS." On January 24, 2000, the last sale price of the Common Stock was $21.50 per share.

                             ----------------------

       INVESTING IN OUR COMMON STOCK ENTAILS A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                             ----------------------

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFER OR SALE OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

       YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                             ----------------------

       The Securities and Exchange Commission may take the view that, under certain circumstances, the Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Registered Shares are "underwriters". Thus, commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act.

                 THE DATE OF THIS PROSPECTUS IS JANUARY 31, 2000

                               PROSPECTUS SUMMARY

       You should read the following summary together with the more detailed information in this Prospectus concerning Sybase, the Registered Shares, and the documents incorporated by reference in this Prospectus. Because this is only a summary, you should carefully read the entire Prospectus before you invest in our Common Stock, especially the risks described under "Risk Factors."

       Unless the context requires otherwise, references in this prospectus to "we," "us," "our," "Sybase," or "the Company" refer to Sybase, Inc. and its wholly owned subsidiaries.

                              AVAILABLE INFORMATION

       We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and file reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information may be inspected and copied at the public reference room maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on additional public reference rooms, including locations of other regional offices. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains an Internet Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

       Our Common Stock is listed on the Nasdaq National Market, and such reports, proxy and information statements and other information may be inspected at the offices of Nasdaq Operations, 1735 K Street, NW, Washington, D.C. 20006.

       This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information please read the entire Registration Statement. You may inspect the Registration Statement at the public reference room maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                       INCORPORATION OF CERTAIN DOCUMENTS

       The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents, which we previously filed with the Commission (herein "Public Documents") are incorporated by reference into this Prospectus:

       (1) Our Annual Report on Form 10-K for Sybase, Inc., for the fiscal year ended December 31, 1998;

       (2) Our Quarterly Reports on Form 10-Q for Sybase, Inc., for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

       (3) Our description of our Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on March 4, 1992; and

       (4) All other reports we have filed with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 1998.

       All reports and other documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering are also incorporated by reference into this Prospectus and are part of this Prospectus from and after the date of filing of such reports and documents.

       Any statement contained in this Registration Statement (or in any other subsequently filed document incorporated in this Registration Statement) will be modified or superseded by any later statement contained in a subsequently filed document made part of this Registration Statement.

       Upon written or oral request we will provide without charge to each person (including any beneficial owner to whom a copy of this Prospectus has been delivered), a copy of any or all of the foregoing documents (other than the exhibits to such documents not specifically incorporated by reference into such documents). Requests for such documents may be submitted in writing to Investor Relations, Sybase, Inc., 6475 Christie Avenue, Emeryville, California 94608, or by telephone at (510) 922-3500.

                                  SYBASE, INC.

       Sybase, Inc. (together with our consolidated subsidiaries) is one of the largest global independent software companies in the world. We help businesses gain competitive advantage by enabling them to manage and deliver applications, content and data anywhere they are needed. Our software products and professional consulting services provide a comprehensive platform for delivery of integrated solutions for enterprise data management, mobile and embedded computing, data warehousing, and Internet computing environments that businesses need to be successful. Our software products consist of leading high-performance enterprise, mobile and embedded database products; middleware products that provide interoperability, connectivity and data movement; application development tools and application servers that enable the development and deployment of applications on the Internet and other computing environments; and business intelligence products that enable the design and implementation of data warehouses and data marts. We offer a broad spectrum of products for building on-line, enterprise-wide applications.

       Our customers may use Sybase's advanced software product architecture to build and deploy applications that can be distributed across heterogeneous networked computing environments. Our relational database management systems ("RDBMS"), data access and data movement software, and application development tools have historically been used primarily to address customers' enterprise data management needs for high performance, on-line transaction processing ("OLTP") systems, such as securities brokerage systems and other mission-critical applications which need to process and store a large number of transactions, and for data warehouse and data mart applications, which are designed to access and analyze corporate data (either routinely or on an ad-hoc basis) to enable an enterprise to rapidly obtain answers to specific queries about its business and customers. Sybase customers relying on Sybase's enterprise data management products include leading companies in banking, brokerage, insurance, telecommunications and healthcare.

       Sybase's strategy is to leverage its existing strengths in enterprise data management and enterprise application development to focus on delivering market-leading computing solutions in three growing markets -- Internet applications, mobile and embedded computing, and business intelligence.

       Our principal executive offices are located at 6475 Christie Avenue, Fifth Floor, Emeryville, California 94068. Our telephone number at that address is (510) 922-3500 and our Internet address is www.sybase.com. INFORMATION CONTAINED ON OUR INTERNET SITE IS NOT PART OF THIS PROSPECTUS.

       Our audited and consolidated balance sheets, as of December 31, 1997 and December 31, 1998, and the related statements of operations, stockholders equity and cash flows, for each year of the three year period ending on December 31, 1998, are set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, (incorporated herein). Our unaudited balance sheets as of March 31, 1999, June 30, 1999, and September 30, 1999, and the related statements of operations and cash flows for the quarters ending on said dates are set forth in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999, and September 30, 1999, respectively (which are incorporated herein by this reference).

                           FORWARD-LOOKING STATEMENTS

       This Prospectus (and the documents incorporated herein by reference) contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, objectives, assumptions, estimates, intentions, strategies and future events or performance are not historical facts and may be forward-looking. These statements are often (but not always) made through the use of "continuing," "ongoing," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar words and expressions. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in any such forward-looking statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this Prospectus. Among the important factors that could cause actual results to differ materially from those expressed in them, are:

       timely product development;

       change in economic conditions of the various markets we serve;

       opportunities or acquisitions that we pursue; and

       the availability and terms of financing.

       Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                  RISK FACTORS

       This offering involves a high degree of risk. You should carefully consider the following information about these risks, as well as the other information contained or incorporated by reference in this Prospectus, before you decide to buy any of our Common Stock.

       The results of past operations as described in our Public Documents are not necessarily indicative of results for the year ending December 31, 1999 or any future period.

       OUR FUTURE OPERATING RESULTS MAY VARY SUBSTANTIALLY FROM PERIOD TO PERIOD BECAUSE OF A NUMBER OF FACTORS, MANY OF WHICH ARE BEYOND OUR CONTROL.

       If our operating results are below the expectations of public market analysts or investors, then the market price of our Common Stock could decline. Some of the factors which may affect our quarterly and annual results, but which are difficult to control or predict, are:

The Market For Our Stock Is Highly Volatile.

       The trading price of our Common Stock has fluctuated widely over the last five years and may continue to fluctuate in the future. Several factors have caused, and in the future may cause, the market price of our Common Stock to change, including among other things:

              quarterly variations in our operating and financial results,

              announcements by others of technological innovations,

              our ability (and the ability of our competitors) to develop new products or win customer contracts,

              changes in prices of our products or our competitors' products and services,

              changes in our product mix,

              changes in our revenues and revenue growth rates, as a whole or for individual geographic areas,

              changes in our business units, products or product categories, and statements or changes in opinions, ratings or earnings estimates made by brokerage firms and industry analysts relating to us, our products, the market in which we do business, and/or our competitors.

       In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for many high-technology companies and which often have been unrelated to the operating performance of these companies.

The Timing and Amount of Our Revenues Varies Significantly and Estimation of Our Revenues Is Difficult.

       The timing and amount of our revenues from license fees are subject to a number of factors that make estimation of revenues and operating results before the end of a quarter extremely uncertain. We have generally experienced a seasonal pattern of license fees decline between the fourth quarter and the succeeding first quarter of each fiscal year, contributing to lower total revenues and operating earnings in the first quarter compared to the prior fourth quarter.

       Historically, we have operated with little or no backlog and, as a result, license fees revenues in any quarter are dependent on orders booked and shipping in that quarter. In addition, the timing of closing of large license agreements increases the risk of quarter-to-quarter fluctuations and the uncertainty of estimating quarterly operating results. We have experienced a pattern of recording 50 percent to 70 percent of our quarterly license fee revenues in the third month of each quarter, with a concentration of such revenues in the last two weeks of such third month. Our operating expenses are based on projected annual and quarterly revenue levels and are incurred approximately ratably throughout each quarter.

       Because our operating expenses are relatively fixed in the short term, if projected revenues are not realized in the expected period, our operating results for that period would be adversely affected and could result in an operating loss.

       Failure to achieve revenues, earnings, and other operating and financial results as forecast or anticipated by brokerage firms and industry analysts has previously resulted in, and in the future could result in, an immediate and substantial adverse effect on the market price of our stock.

Our Growth Rate Is Subject to Number Of Factors Beyond Our Control.

       In the future, we may not achieve rates of growth projected for the software markets in which we compete, which could have a material adverse effect on our business, financial condition, and operating results. The factors that influence our growth rate include the following:

              The market for our software products and services is extremely competitive and characterized by dynamic customer demands, rapid technological and marketplace changes, and frequent product enhancements and new product introductions.

              To compete successfully against other software providers, our products and services in each aspect of our business will need to be competitive with the products and services offered by our competitors in each line of business.

              We may not successfully provide competitive solutions to customers of our products and services and failure to do so could result in the loss of existing customers or the inability to attract and retain new customers.

              Our competitors (such as Oracle Corporation, Microsoft Corporation, Informix Corporation, IBM Corporation, and Computer Associates, Inc.) and our potential competitors have or may have significantly greater financial, technical, sales, and marketing resources, and a larger installed product base than ours.

              Many of our competitors offer additional categories of products, such as applications or operating systems that we do not offer, which may provide those companies with a competitive advantage in various circumstances.

              New or enhanced products, many of which have been announced and many of which are continually introduced by existing or future competitors in the software industry, could increase the competition faced by our products from time to time and result in greater price pressure on some of our products (especially to the extent that market acceptance for personal computer-oriented and Windows NT technologies increases at the expense of UNIX-based systems upon which many of our products are based).

              Many products we offer contain components developed by third parties. If such components prove to be defective or are not properly supported, market acceptance of our products could be adversely affected.

              Commercial acceptance of our products and services could be adversely affected by critical or negative statements or reports by brokerage firms, industry and financial analysts, and industry periodicals concerning Sybase and our products, business, or competitors, or by the advertising or marketing efforts of competitors that could affect customer perception.

              Customer perception could be adversely affected by financial results, particularly revenues and profitability, reported for our 1999 fiscal year or future periods, by reductions in the applicable market share of our products and by related press reports.

Our Operating Results May Fluctuate Because of a Number of Factors, Many of Which Are Beyond Our Control.

       Our future results of operations will depend in part on our ability to enhance existing products and to introduce new products on a timely and cost-effective basis that meet dynamic customer requirements and ultimately gain market acceptance. Customer requirements for products can rapidly change as a result of innovations or changes within the computer hardware and software industries. For example, the widespread use of the Internet is rapidly giving rise to new customer requirements as well as new methods and practices of selling, marketing, and distributing products and services.

       During 1998 and 1999 we announced the general availability of a variety of new products and integrated sets of package applications for customer-specific customization and data warehouse management. These announcements were intended to enhance the ability of our partners and direct sales force to market and sell more complete solutions to customers in a single package and to improve productivity, revenues and profitability. The associated elimination of the availability of individual products subsumed within integrated product sets, however, could have an adverse effect on our other license fees and service revenue, particularly if such product sets are not well received in the marketplace.

       Our results of operations will also depend increasingly on the ability of our products to interoperate and perform well with existing and future leading, industry-standard application software products intended to be used in connection with relational database management systems (RDBMSs). Failure to meet existing or future interoperability and performance requirements of certain independent vendors marketing such applications in a timely manner has in the past and could in the future adversely affect the market for our products. Certain leading applications are not interoperable with our RDBMSs, and others may never be available on our RDBMSs. In addition, we have designed our application development tools, database design tools, and certain connectivity products for use with RDBMSs offered by our competitors. Vendors of RDBMSs and related products supplied by others may become less willing in the future to provide us with access to products, technical information, and marketing and sales support. If existing and potential customers, who use RDBMSs and related products supplied by others, refrain from purchasing our products due to concerns that the development, quality, and support of our products will diminish over time, our business, results of operations, and financial condition could be materially and adversely affected.

       Many customers use our products to build and deploy their own custom applications. Increased reliance on prepackaged applications and diversion of internal information technology budgets to rectify Year 2000 compliance issues has and may in the future continue to have the effect of reducing the internal development of custom applications overall. Such a reduction has and may in the future continue to have a material and adverse impact on the market for our products and our business, results of operations and financial condition.

       Delays in the scheduled availability of our products, a lack of or decrease in market acceptance of new or enhanced products, our failure to accurately anticipate customer demand or to meet customer performance requirements or to anticipate competitive products and developments could have a material adverse effect on our business and financial results. We have experienced delays in introducing some new products in the past. Unanticipated delays in product availability schedules could result from various factors including:

              development or testing difficulties,

              feature changes,

              software errors,

              shortages in appropriately skilled software engineers, and project management problems.

       New products or new versions of existing products may, despite testing, contain undetected errors or bugs that could delay the introduction, or adversely affect commercial acceptance, of such products or give rise to warranty or other customer claims, which could, in turn, adversely affect our financial results.

Our Growth Is In Part Dependent Upon A Robust Internet Industry.

       Our ability to derive revenues from Internet products and services will depend in part upon a robust Internet industry. The Internet may not prove to be a viable commercial marketplace for our products. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be and remain a viable commercial marketplace. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, and quality of service) remain unresolved and may impact the growth of Internet use. If the Internet does not become a viable commercial marketplace, our business, operating results and financial condition could be materially and adversely affected.

Our Revenues Are Susceptible To Fluctuations Based On General Economic
Conditions.

       If a general economic downturn or a recession occurs in the United States or other countries where we have substantial operations, then business enterprises, including our customers and potential customers, may substantially and immediately reduce their software budgets. If such an economic downturn occurs, there can be no assurance that our business, operating results and financial condition would not be materially and adversely affected.

A Significant Portion Of Our Revenues Are Derived From International Operations.

       In the nine months ended September 30, 1999, revenues from international operations represented 39 percent of our total revenues. In 1998 and 1999, we closed subsidiaries including Mexico, Thailand, Chile,

Peru and Venezuela. Our operations and financial results also could be significantly affected by factors associated with international operations, such as:

              changes in foreign currency exchange rates and uncertainties relative to regional economic circumstances,

              strength of local economies,

              political instability in emerging markets,

              the introduction of the Euro currency units,

              difficulties in staffing and managing foreign operations,

              the general volatility of software markets, as well as

              other risks associated with international activities.

       In addition, there have been several management and organizational changes within the international operations. For example, during 1998 and 1999, the country managers for several countries where we operate resigned or were replaced. International revenues in absolute dollars and as a percentage of total revenues may fluctuate in part due to the growth and, in some cases, the relative immaturity or closure of international organizations.

       Although the pricing strategy for our international operations takes into account changes in exchange rates over time, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial position and results of operations. Historically, our primary exposures have related to condoler-denominated sales and expenses in Europe, Asia Pacific, Australia, and Latin America.

       In order to reduce the effect of foreign currency fluctuations, we hedge our exposure on certain transactional balances that are denominated in foreign currencies through the use of foreign currency forward exchange contracts. For the most part, these exposures consist of intercompany amounts owed by our international subsidiaries to Sybase, Inc., as a result of local sales of software licenses. The majority of these exposures are denominated in European and Asia Pacific currencies, primarily the Dutch guilder and the Hong Kong dollar. These forward exchange contracts are recorded at fair value and are short-term in nature (primarily thirty days or less). The success of this activity depends upon our accurate estimation of future transactions denominated in various currencies. To the extent that these estimates are overstated or understated during periods of currency volatility, unanticipated currency gains or losses could affect our stockholder's equity account.

       At September 30, 1999, we had forward exchange contracts to exchange various foreign currencies for U.S. dollars, Euro and Hong Kong dollars in the amounts of $5.0 million, $8.2 million and $0.9 million, respectively, and to exchange U.S. dollars and Euro dollars into various foreign currencies in the amounts of $33.8 million and $11.1 million, respectively. Neither the cost nor the fair value of these foreign currency forward exchange contracts was material at September 30, 1999. One major U.S. multinational bank is a counter party to substantially all of these contracts.

Our Products Cannot Be Completely Free of Errors And Defects.

Complex software products, such as the type licensed by us and our competitors, generally are not completely free from "bugs" and other error and defects. The existence of such "bugs" may cause our customers to bring legal claims against us, notwithstanding standard provisions in our license agreements disclaiming express and implied warranties against such errors and defects. Moreover, not all products (or modified versions of products) previously licensed by us meet current standards for Year 2000 compliance, and many of these are still in use by our customers. Customers using our software which is not Year 2000 compliant could have received (or in the future may receive) erroneous data or experience other software failures of which we or our customers are not yet aware. Any legal claims that our products are not Year 2000 compliant or are otherwise defective could have a materially adverse impact on our business and results of operations.

We Have In The Past And May In The Future Acquire Other Businesses And Make Strategic Investments, Which Will Involve Numerous Risks, Substantial Expense, Delay, Or Other Operational Or Financial Problems.

       We have made, and in the future may make, acquisitions of, or significant investments in, other software businesses. For example:

       On February 2, 1998, we acquired Intellidex Systems, L.L.C. ("Intellidex"), a provider of meta data management technology for deploying and managing data warehouse environments. Under terms of the acquisition agreement, we paid $5.0 million in cash for certain assets and assumed certain liabilities of Intellidex and we are obligated to make contingent payments based on certain agreed upon performance criteria in an aggregate maximum additional amount over a three-year period of $9.2 million. We accounted for this transaction as a purchase and allocated the majority of the initial amount paid to purchased software and the balance to other intangible assets. The results of operations of Intellidex have not been material in relation to our other results and are included in the consolidated results of operations for periods following the acquisition date.

       In February 1999, we acquired Data Warehouse Network ("DWN"), an Ireland-based, privately held provider of packaged, industry-specific business intelligence applications. Under terms of the acquisition agreement, we paid $2.7 million in cash for certain assets and assumed certain liabilities of DWN and we are obligated to make contingent payments based on certain agreed-upon performance criteria in an aggregate maximum additional amount over a three-year period of $5.3 million. We accounted for the transaction as a purchase and allocated substantially all of the amount paid to purchased software and intangible assets. The results of operations of DWN have not been material in relation to our results and are included in the consolidated results of operations for each period including and following the acquisition date.

       In March 1999, we paid $5.3 million for Convertible Secured Promissory Notes due December 31, 2002 issued by Demica PLC (Demica), a provider of a wholesale banking application using our technology. The notes bear interest at 8 percent per annum and are convertible into 29.9 percent of the share capital of Demica. We accounted for this investment under the equity method of accounting.

       In January 2000, we acquired Home Financial Network, Inc. ("HFN"), headquartered in Westport, Connecticut, a financial services company specializing in the development of customized e-finance Internet sites, pursuant to the Reorganization Agreement (the "HFN Acquisition"). Under the terms of the acquisition (the "HFN Acquisition") HFN became our wholly owned subsidiary of Sybase and, in return for acquisition of all HFN capital stock, we paid or will pay the former HFN stockholders approximately $25,915,794 in cash and approximately 7,817,471 shares of our Common Stock (assuming the exercise of all Warrants and all vested and outstanding HFN options), and we also assumed the unvested options held by former HFN option holders. We will account for the HFN Acquisition as a purchase and will allocate a large majority of the purchase consideration to purchased software and intangible assets (including goodwill). The results of operations for HFN have not been included in the financial results of operations reported in our Annual Report on Form 10K nor in any of our Quarterly Reports on Form 10Q, which are incorporated herein by this reference.

       In the future, we will also likely acquire other distributors, companies, products, or technologies. These and any future acquisitions or investments would be accompanied by the risks commonly encountered with respect to acquisitions of businesses and there can be no assurance that our prior acquisitions or any other potential acquisitions will not affect the stability of revenues generated from customers or have a material adverse effect on our business, financial condition, and operating results. In connection with the HFN Acquisition and any other acquisitions, we may incur:

              costs, liabilities, or additional expenses that could adversely affect our results of operations and financial condition,

              difficulties of assimilating the operations and personnel of the acquired businesses,

              disruption of our ongoing business,

              the inability of management to maximize our financial and strategic position, through the successful incorporation of acquired personnel and clients,

              an inability to maintain uniform standards, controls, procedures and policies, and impairment of relationships with existing and future customers and other business associates, and revision of our business plans, which in turn could result in unplanned expenses or a loss of anticipated benefits from past investments.

       In addition, each acquisition accounted for as a purchase can increase the amount of intangible assets (including, without limitation, goodwill) recorded as an asset on our financial statements and generally increase the amount that must be amortized against operating results in the future.

       The achievement of the desired benefits of these and future acquisitions and the successful combination of businesses will depend upon, among other things:

              whether the integration of the acquired businesses is achieved in an efficient and effective manner,

              integration of the companies' related product offerings and coordination of their sales, marketing, and research and development efforts, and the geographic distance between separate organizations.

Our Future Success Depends In Part On The Continued Service Of Our Key Executive And Technical Personnel And Our Ability To Identify, Hire, And Retain Additional Personnel.

       Our success and ability to achieve future revenue growth and earnings depends in part on our ability to effectively recruit, retain and in some cases train qualified officers, directors and other personnel and on our officers and key personnel to manage growth, costs, and expenses successfully through the implementation of appropriate management systems and controls. High rates of turnover, particularly among management, consulting, engineering or sales staff and failure to effectively implement or maintain appropriate systems and controls, could materially and adversely affect our product development efforts, sales of products and services, business and results of operations.

       The competition for officers, directors, and personnel is intense in the software industry and has increased substantially in recent years. We have recently experienced a high rate of employee turnover and there have been a number of recent changes in our Board of Directors, and in our executive management team. Although no such changes are anticipated at this time, if in the future there were significant changes in management, significant increases in employee turnover, or adverse comparisons between our financial and stock price performance relative to companies with which we compete for employees, there could be a resulting increase in employee turnover which could make attraction of quality management and other employees more difficult.

We Could Be Harmed By Costly Litigation.

       Following announcements on January 2, 1998 and January 21, 1998 regarding our preliminary results of operations for the quarter and year ended December 31, 1997, several class action lawsuits were filed in the United States District Court, Northern District of California ("Northern California District Court") against us and against certain of our officers and directors. The complaints are similar and allege violations of federal and state securities laws and request unspecified monetary damages. We were served with a consolidated amended class action complaint on June 11, 1998, which named us, certain of our officers and directors, our Japanese subsidiary, and our former country manager of Japan, as defendants. Plaintiffs filed a second amended complaint in November 1999. Pretrial discovery has not started, other than initial discovery disclosures.

       On January 27, 1998, a purported shareholder derivative action was filed in the Superior Court of the State of California, County of Alameda ("Alameda County Superior Court"). The complaint alleges that certain of our present and former officers and/or directors breached fiduciary duties they owed to us in connection with the underlying circumstances alleged in complaints described above. Two similar derivative actions were also filed in Alameda County Superior Court, and the actions have now been consolidated. Pretrial discovery has begun in the consolidated action. In addition, a similar complaint has been filed in the Chancery Court in Delaware. The parties have agreed to stay that case in light of the California action. We are a nominal defendant in these actions and no damages are sought in them from us.

       We believe that the claims alleged against us in all of the actions described above are without merit, and we intend to defend against the claims vigorously. In the opinion of management, resolution of this litigation is not expected to have a material adverse effect on our financial position. However, depending on the amount and timing, an unfavorable resolution of these matters could materially affect our future results of operations or cash flows in a particular period.

       Following the announcement, on April 3, 1995, of our preliminary results for the first fiscal quarter ended March 31, 1995, several class action lawsuits were filed against us and certain of our officers in the Northern California District Court. On April 21, 1999, we and all of the other individual defendants reached an agreement in principle with the plaintiffs to settle the case for $14,800,000. We must pay $1,500,000 of the amount. Our insurers must pay the remainder. We paid our share of the settlement to the settlement escrow fund, and intend to carry out the terms of the settlement agreement. On April 29, 1999 during the time in which the settlement agreement was being formally documented, the District Court granted summary judgment in favor of us and all the individual defendants. We did not oppose plaintiffs' successful motion to the United States Court of Appeals, Ninth Circuit, to vacate the judgment and remand the case to the District Court for the purpose of holding a hearing to consider the fairness of the settlement.

       We are also a party to various legal disputes and proceedings arising from the ordinary course of business. In the opinion of management, resolution of these matters is not expected to have a material adverse effect on our consolidated financial position. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect our future results of operations cash flows in a particular period.

Untimely Closure Of Our Emeryville, California Or Massachusetts Distribution Facilities Could Adversely Affect Revenues.

       Most of the products we ship in North America come from our Emeryville, California and Massachusetts distribution facilities. Because of the pattern of recording a high percentage of quarterly revenues within the last week or two weeks of the quarter, the closure or inoperability of one or more of the facilities (or a disruption of business operations generally) during such weeks due to natural calamity or due to a systems or power failure could have a material adverse effect on our ability to record revenues for such quarter and, therefore, on the overall results of operations for such quarter.

Revision Of Our Revenue Recognition Accounting Practices To Conform To Future Accounting Guidelines Could Cause Fluctuations In Our Results Of Operations.

       We adopted Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2) and Statement of Position 98-4 "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" (SOP 98-4) as of January 1, 1998. SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supersede Statement of Position 91-1, "Software Revenue Recognition." The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on our consolidated financial results. However, full implementation guidelines for these standards have not been issued. Once the guidelines are available, we may find it necessary to change our current revenue recognition accounting practices and such changes could affect our future revenues and results of operations.

       In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions" (SOP 98-9). SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97 provided by SOP 98-4 through fiscal years beginning after March 15, 1999. We do not expect a material impact from the final adoption of SOP 98-9 on our future revenues and results of operations.

       In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (Statement 133). Statement 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amended Statement No. 133 by deferring the effective date to the fiscal year beginning after June 30, 2000. We have not determined the effect, if any, that adoption will have on our financial position or results of operations.

Realization Of Our Deferred Tax Asset Is Dependent Upon Generation Of Sufficient Taxable Income In Future Periods.

       At September 30, 1999, we had a net deferred tax asset of $41.1 million. The deferred tax asset is net of a valuation allowance of $38.1 million. Realization of our net deferred tax assets is dependent upon the generation of sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carry-forwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced and any such adjustments could have a material adverse impact on our effective tax rate and results of operations in future periods.

Interest Rate Fluctuations Can Adversely Affect The Performance Of Our Investment Portfolio.

       We maintain an investment portfolio holding of various issuers, types and maturities. These securities are generally classified as available for sale, and consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of stockholders' equity, net of tax, if material. Unrealized gains and losses at September 30, 1999 were not material. Our cash, cash equivalent and short term cash investment balances of $275.2 million at September 30, 1999 consisted primarily of short-term money market instruments with approximately 60 percent having maturity dates of less than 180 days, and 40 percent having maturities of 180 days to one year. Our long-term investments of $43.8 million at September 30, 1999 primarily consisted of commercial paper, bonds and mid-term notes that have maturity dates of more than one year but less than two years. We do not believe that our exposure to interest rate risk is material given the short-term nature of our investment portfolio. However, there can be no assurance that such exposure will not have an adverse effect on our financial performance.

The Anti-Takeover Provisions Of Our Certificate Of Incorporation And Of The Delaware General Corporation Law May Delay, Defer, Or Prevent A Change Of Control.

       Our Board of Directors has authorized 200,000 shares of Series A Participating Preferred Stock. If we become involved in a consolidation, merger, combination or other transaction, each of the Series A Participating Preferred shares may be exchanged into 1,000 times the aggregate amount of cash, property and securities into which each share of our Common Stock is being converted in such transaction. The rights of the holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of this or any other preferred stock that we may issue in the future. Issuance of this preferred stock could have the effect of delaying, deferring or preventing a change in control of Sybase. Certain provisions of our Certificate of Incorporation and of Delaware Law could also have the effect of delaying, deferring or preventing a change in control of Sybase.

       Further, our Certificate of Incorporation and Bylaws contain provisions that could delay, deter or prevent a merger, tender offer or other business combination or change in control of Sybase that some or a majority of our stockholders might consider to be in their best interests, including offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price of the Common Stock. Our Certificate of Incorporation and Bylaws, among other things, (i) restrict the ability of stockholders to call stockholders meetings by allowing only stockholders holding, in the aggregate, not less than 10% of the capital stock entitled to cast votes at such meetings to call such meetings, (ii) preclude stockholders from raising new business for consideration at stockholders meetings unless the proponent has provided us with timely notice of the new business, and (iii) limit business which may be conducted at stockholders meetings to those matters properly specified in notices delivered to us. Moreover, we have not opted out of Section 203 of the Delaware General Corporation Law, which prohibits mergers, sales of material assets and certain self-dealing transactions between a corporation and a holder of 15% or more of the corporation's outstanding voting stock for a period of three years following the date the stockholder became a 15% holder, subject to certain qualifications.

Future Issuance Of Additional Shares Of Sybase Capital Stock Could Adversely Affect The Selling Price Of The Registered Shares.

       As of January 20, 2000, Sybase had issued and outstanding warrants permitting the holders of the warrants to purchase approximately 282,929 shares of our Common Stock, at a weighted average exercise price of approximately $7.72 per share. These warrants were all issued in connection with the HFN Acquisition and are the Warrants covered by this Prospectus.

       As of January 20, 2000 options to purchase approximately 14,183,365 shares of Sybase Common Stock (10,608,488 of which have not yet vested) at a weighted average exercise price of approximately

$9.30 per share had also been issued to employees, directors and consultants pursuant to our various stock option plans and individual agreements with our management team and our directors. The outstanding options described above also include the options we assumed in connection with the HFN Acquisition, which are exercisable for an aggregate of approximately 1,135,197 shares of Common Stock (699,786 of which are not yet vested) and a total of approximately $9,404,892 in cash (payable by Sybase to the option holder at the time of the exercise), at a weighted average exercise price of approximately $8.28 per share.

       In addition, we may also issue additional capital stock, warrants and/or other securities to raise capital in the future. In order to attract and retain essential personnel, we may also issue additional securities, including stock options, in connection with our employee benefit plans. During the terms of the outstanding options and warrants, the holders thereof are given the opportunity to benefit from a rise in the market price of our Common Stock.

       Sale of a substantial number of shares of Common Stock by us or by any of our significant stockholders, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock. In connection with this Registration Statement, we are registering 7,381,914 shares of our Common Stock for public resale by the Selling Stockholders. Of these shares, 282,929 shares are attributable to the shares of Common Stock that may be issued to the Selling Stockholders upon the exercise of Warrants in the future. We are also registering for public resale in accordance with Rule 416 under the Securities Act, a presently indeterminate number of additional shares which may be issued upon stock splits, stock dividends, recapitalizations or other similar transactions.

       The increase in the number of outstanding shares of Common Stock that are available for sale without restriction due to the registration of the Registered Shares and the perception that a substantial number of the Registered Shares may be sold by the Selling Stockholders, or the actual sale of a substantial number of the Registered Shares by the Selling Stockholders, could adversely affect the market price of the Common Stock. We cannot predict the effect, if any, that future sales of Common Stock or the availability of Common Stock for sale may have on the market price of the Common Stock prevailing from time to time. In addition, any such sale or such perception could make the sale of our equity securities in the future at a time and price we deems appropriate more difficult.

                                 USE OF PROCEEDS

       We will not receive any proceeds from the sale of the Registered Shares by the Selling Stockholders. However, if and when all or a portion of the Warrants covered by this Registration Statement are exercised, we will receive the proceeds from the issuance of Registered Shares to the warrant holder, to the extent that such Warrants are exercised with cash consideration and not through Warrant conversion. If all Warrants are exercised in full and with cash consideration, when we issue the 282,929 shares of its Common Stock issuable pursuant to the Warrants (assuming no change in our current capital structure) we will receive an aggregate of approximately $2,183,501 in cash. We intend to use that amount for working capital and other general corporate purposes. See "Selling Stockholders" and "Plan of Distribution" described below.

                              SELLING STOCKHOLDERS

       We have agreed to initially register 7,381,914 shares for public resale by the Selling Stockholders pursuant to this S-3. The Selling Stockholders (i) acquired the Registered Shares from us in a private placement transactions pursuant to the Reorganization Agreement and/or (ii) will acquire the Registered Shares from us by exercising the Warrants we issued pursuant to the Reorganization Agreement.

       Each Selling Stockholder represented to us that it will acquire the Registered Shares pursuant to the Reorganization Agreement and the Warrants for investment and with no present intention of distributing such Registered Shares, except pursuant to this Prospectus or sales exempt from the registration requirements of the Securities Act. As required by the Shareholder Agreement, dated as of January 20, 2000 (the "Shareholder Agreement"), we are filing this Registration Statement, on Form S-3, with the Commission, under the Securities Act, with respect to the sale of said Registered Shares from time to time on the Nasdaq National Market or in privately-negotiated transactions and have agreed to use our best efforts to keep this Registration Statement effective until the earlier of: (i) the date on which no Sybase Common Stock continues to be "Registrable Securities," as defined in the Reorganization Agreement, (ii) all such "Registrable Securities" then outstanding can be sold in a single three-month period pursuant to Rule 144, or (iii) January 20, 2002.

       The number and percentage of Registered Shares beneficially owned by each Selling Stockholder is set forth below and is based on a total of shares of Sybase Common Stock outstanding at January 20, 2000, determined in accordance with Rule 13d-3 of the Exchange Act. The information we have provided is not necessarily indicative of beneficial ownership for any other purpose. (Under Rule 13d-3, beneficial ownership includes any shares of Common Stock over which an individual has sole or shared voting or investment power, and also includes shares of Common Stock which an individual has the right to acquire within 60 days through the exercise of any stock option or other right). Unless otherwise indicated in the footnotes, the confirmations we have received indicate that each person described below has sole voting and investment power (or shares such power with his or her spouse) with respect to the shares of the Common Stock shown as beneficially owned by that person.

                                            Shares of Common Stock
                                             Beneficially Owned                                         Shares of Common Stock
                                                    Prior                      Shares of               Beneficially Owned After
                                            To the HFN Acquisition           Common Stock                The HFN Acquisition (2)
                                           ------------------------         Offered by this           --------------------------
      Selling Stockholder                  Number           Percent           Prospectus(1)           Number             Percent
------------------------------             ------           -------         ---------------           ------             -------
Wendell W. Whitman, Trustee of                --                --               25,514               25,514               >1%
   Anna I. Jacobsen Trust

Schley Family Education Trust                 --                --               69,587               69,587               >1%

Wendell W. Whitman, Trustee of                --                --                8,117                8,117               >1%
   Laura C. Jacobsen Trust

Arne J. Jacobsen                              --                --                3,479                3,479               >1%

Marlene A. Jacobsen                           --                --                3,479                3,479               >1%

William S. Comfort                            --                --                3,479                3,479               >1%

Helen Elizabeth Comfort                       --                --                3,479                3,479               >1%

William E. Comfort, Transfer on               --                --                3,479               13,916               >1%
   death to William E. Comfort
   and Julia Carney Comfort,
   Trustees (etc.)

William E. Comfort, Custodian                 --                --                3,479            (included               --
   for Julia Carney Comfort,                                                                         above)
   Successor Custodian, for
   William Joseph Comfort (etc.)

William E. Comfort, for Rebecca               --                --                3,479            (included               --
   Comfort                                                                                           above)

William E. comfort for Sarah                  --                --                3,479            (included               --
   Comfort                                                                                           above)

Julia Carney Comfort (TOD) (etc.)             --                --                3,479                3,479               >1%

Christina Feeny and Curtis                    --                --                6,958               20,874               >1%
   Feeny, Trustees for 1990
   Feeny Family Trust

Curtis Feeny, Custodian for Dana              --                --                3,479            (included               --
   A. Feeny                                                                                          above)

Curtis Feeny, Custodian for                   --                --                3,479            (included               --
   Jennifer A. Feeny                                                                                 above)

Curtis Feeny, Custodian for Eric              --                --                3,479            (included               --
   C. Feeny                                                                                          above)

Curtis Feeny, Custodian for                   --                --                3,479            (included               --
   Jessie A. Feeny                                                                                   above)

Daniel M. Schley                              --                --            1,217,777            1,235,172              1.4%

William L. Schley                             --                --                3,479            (included               --
                                                                                                     above)

Anne L. Schley                                --                --                3,479            (included               --
                                                                                                     above)

Brook S. Schley                               --                --                3,479            (included               --
                                                                                                     above)

Emily Schley                                  --                --                3,479            (included               --
                                                                                                     above)

Alec W. Schley                                --                --                3,479            (included               --
                                                                                                     above)

Eric T. Jacobsen                                                                605,989            1,218,936              1.4%

Elizabeth C. Jacobsen                                                           605,989            (same as               1.4%
                                                                                                     above)


Arne J. Jacobsen II                           --                --                3,479            (included               --
                                                                                                     above)

Minnie LaRue Jacobsen                         --                --                3,479            (included               --
                                                                                                     above)

InteliData Technologies                       --                --            1,769,786            1,992,465              2.2%
   Corporation                                                                                    (including
                                                                                                    warrant
                                                                                                     shares
                                                                                                     below)

Conning Connecticut Insurance                 --                --               579,893             579,893               >1%
   Fund, LP

Continental Casualty Company                  --                --               579,893             579,893               >1%

BVI Limited Partnership                       --                --               125,024             125,024               >1%

Chilton Investment Partners, L.P.             --                --               106,932             106,932               >1%

FG-HFN                                        --                --               66,107               66,107               >1%
   FHII

Fleet Venture Resources, Inc.                 --                --               231,957             231,957               >1%
   Fleet Financial Group

InterMedia Investment Group, Inc.             --                --               12,757               12,757               >1%
   (Intermedia Investment Group,
   Inc.)

George H. Damman                              --                --               23,195               23,195               >1%

Arthur Calcagnini                             --                --               23,195               23,195               >1%

Merritt Hallowell                             --                --               11,597               11,597               >1%

Michael A. Harrison and Susan G.              --                --               11,597               11,597               >1%
   Harrison as Community Property

Michael J. Egan 1996 Gift Trust               --                --               11,597               11,597               >1%

Catherine E. Egan 1996 Gift Trust             --                --               11,597               11,597               >1%

Maureen E. Petracca 1996 Gift                 --                --               11,597               11,597               >1%
   Trust

Dr. Frank Wood                                --                --               11,597               11,597               >1%

Joseph J. Kulhowvick and                      --                --                5,799                5,799               >1%
   Jacquiline P. Kulhowvick

William Polito                                --                --                5,799                5,799               >1%

Maurice Hoben                                 --                --                5,799                5,799               >1%

Lisa Shufro                                   --                --                5,799                5,799               >1%


Alex, Brown & Sons, Inc., cust.               --                --                3,479                3,479               >1%
   f/b/o J. William Drake

The Fredericks Investment, LP                 --                --                2,899                2,899               >1%

Coleman Family Trust u/a                      --                --                1,159                1,159               >1%
   11/29/95 (Amended)

Gaurang Desai                                 --                --                  580                  580               >1%

Continental Casualty Company                  --                --              869,840              869,840
                                                                              ---------

       Subtotal                                                               7,098,985

Warrant Shares

InteliData Technologies                       --                --              222,679            (included               --
   Corporation                                                                                       above)

Montgomery Securities                         --                --               25,457               25,457               >1%

Speer Associates                              --                --               34,793               34,793               >1%
                                                                              ---------

       Subtotal                                                                 282,929
                                                                              ---------

       Total                                                                  7,381,914
                                                                              ==========



(1) Of the total shares of Common Stock listed as owned by the Selling Stockholders, a total of 532,428 shares of the Registered Shares (representing approximately 7 1/2% of the number of Registered Shares listed as beneficially owned by each Selling Stockholders who held HFN common or preferred stock) are held in an escrow account to secure indemnification obligations the Selling Stockholders have provided to us in the Reorganization Agreement. It is expected that these escrowed Registered Shares (less any escrowed Registered Shares that may be distributed from the escrow account in satisfaction of the indemnification claims) will be released from escrow and distributed to the Selling Stockholders on or about January 20, 2001.

(2) Assumes that no Sybase Common Stock reported to us as owned by a Selling Stockholder has been sold between the time of such report (i.e., on or about January 20, 2000) and the date hereof.

       Except as described below, none of the Selling Stockholders in the above table has had any material relationship with us (or any of our predecessors or affiliates) within the last three years, other than as an employee or consultant:

       Prior to the HFN Acquisition, the following Selling Stockholders had the following material relationships with HFN, which has become our wholly owned subsidiary (under the new name On-Line Financial Services, Inc.):

              InteliData Technologies, Inc. entered into a 1998 marketing referral agreement and its predecessor entered into a 1995 out-sourced services agreement with HFN.

              Continental Casualty Company entered into a 1997 trademark licensing agreement with HFN.

       Following the HFN Acquisition, Selling Shareholders, Daniel M. Schley, Eric Jacobsen, and Andrew Bangser, will become officers of a wholly owned subsidiary of Sybase.

                              PLAN OF DISTRIBUTION

       The Selling Stockholders may offer and sell the Registered Shares covered by this Prospectus from time to time and, in doing so, the Selling Stockholders will act independently of Sybase in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the Registered Shares covered by this Prospectus on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing, at prices related to the then current market price or at negotiated prices. The Registered Shares may be sold by one or more of the following means of distribution: (a) block trades in which the broker-dealer so engaged will attempt to sell Registered Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus; (c) over-the-counter distributions in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) privately negotiated transactions. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the Registered Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell the Registered Shares short and redeliver them to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Registered Shares offered hereby, which Registered Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge Registered Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Registered Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Registered Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144, rather than pursuant to this Prospectus.

       In effecting sales, brokers, dealers or agents engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated before the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act.

       In order to comply with the securities laws of certain states, if applicable, the Registered Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Registered Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

       Notice is hereby given that the anti-manipulation rules of Regulation M under the Exchange Act may apply to the Selling Stockholders' sales of Registered Shares in the market and to the associated activities of the Selling Stockholders and their affiliates. In addition, the Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the Registered Shares against certain liabilities, including liabilities arising under the Securities Act.

       We will make copies of this Prospectus available to the Selling Stockholders and have informed the Selling Stockholders of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the Registered Shares offered hereby.

       At the time a particular offer of Registered Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Registered Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

       The sale of Registered Shares by the Selling Stockholders is subject to certain contractual restrictions binding upon the Selling Stockholders. There can be no assurance that the Selling Stockholders will sell all or any of the Registered Shares.

       We have agreed to indemnify the Selling Stockholders and any person controlling a Selling Stockholder against certain liabilities, including liabilities under the Securities Act as set forth in the Shareholder Agreement. The Selling Stockholders have also agreed to indemnify us and certain persons related to us against certain liabilities, including liabilities under the Securities Act, as set forth in the Shareholder Agreement.

       We have agreed with certain of the Selling Stockholders to keep the Registration Statement of which this Prospectus constitutes a part effective until the earlier of: (i) the date on which no Sybase Common Stock continues to be "Registrable Securities," as defined in the Reorganization Agreement, (ii) all such Registrable Securities then outstanding can be sold in a single three-month period pursuant to Rule 144, or (iii) January 20, 2002.

                                  LEGAL MATTERS

       Our legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto will pass upon certain legal matters with respect to the validity of the Registered Shares offered hereby.

                                     EXPERTS

       Ernst & Young LLP, our independent auditors, have audited our consolidated financial statements and schedules included in our annual report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this Prospectus and Registration Statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------

       No person is authorized in connection with any offering made by this Prospectus to give any information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations should not be relied upon, was not authorized by Sybase, Inc., any Selling Stockholder or by any other person.

       This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale of or offer to sell the shares made hereunder shall under any circumstances create any implication that there has been no change in the affairs of Sybase, Inc., since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary                                                          3
Available Information                                                       3
Incorporation of Certain Documents                                          3
Sybase, Inc.                                                                4
Forward Looking Statements                                                  5
Risk Factors                                                                6
Use of Proceeds                                                            16
Selling Stockholders                                                       17
Plan of Distribution                                                       21
Legal Matters                                                              22
Experts                                                                    22


                                  SYBASE, INC.

                                7,381,914 SHARES

                                       OF

                                  COMMON STOCK

                            ------------------------

                                  PROSPECTUS

                            ------------------------

                                January 31, 2000

--------------------------------------------------------------------------------

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the Registered Shares. Selling commissions, brokerage fees, other costs and expenses, and any applicable transfer taxes and fees and disbursements of counsel for the Selling Stockholders are payable individually by the Selling Stockholders. All amounts shown are estimates except the SEC registration fee and the Nasdaq listing fee.

                                                                                       AMOUNT
                                                                                     TO BE PAID
                                                                                     -----------
SEC registration fee...............................................................  $    41,900
Legal fees and expenses............................................................  $    40,000*
Accounting fees and expenses.......................................................  $    25,000*
Nasdaq listing fee.................................................................  $    17,500
                                                                                      ----------
Miscellaneous expenses.............................................................  $     8,000*
                                                                                      ----------
   Total...........................................................................  $   132,400
                                                                                      ==========

------------------------
*   Estimate

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to indemnify its directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article 6 of our Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. We have also entered into indemnification Agreements with our officers and directors and we currently maintain director and officer liability insurance.

       Under the Shareholder Agreement, we have agreed to indemnify the Selling Stockholders and certain of their agents, representatives and affiliates against certain liabilities, including liabilities under the Securities Act, and the Selling Stockholders have agreed to indemnify us and our directors and officers, who have signed this Registration Statement and certain other persons which control or are related to us against certain liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  1.1          List of Selling Shareholders (included in "Selling Stockholders"
               section of Prospectus)

  2.1          Agreement and Plan of Reorganization, dated as of November 29,
               1999, among Sybase, Inc., Home Financial Network, Inc., and others.

  4.1          Specimen Certificate for shares of Common Stock of Sybase, Inc.*

  4.2          Investor Agreement

  4.3          Shareholder Agreement (included as Exhibit G to Exhibit 2.1)

  4.4          Affiliate Agreement (included Exhibit H to Exhibit 2.1)

  4.5          Purchaser Representative Agreement

  4.6          Warrant - InteliData Technologies Corporation

  4.7          Warrant - Montgomery Securities

  4.8          Warrant - Montgomery Securities

  4.9          Warrant - Speer & Associates

  5.1          Opinion of Wilson Sonsini Goodrich & Rosati, A Professional
               Corporation

 23.1          Consent of Ernst & Young LLP, Independent Auditors

 23.2          Consent of Counsel (included in Exhibit 5.1)

 24.1          Power of Attorney (included as Signature Section of Prospectus)

----------

* Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-1.

ITEM 17. UNDERTAKINGS.

       A. UNDERTAKING PURSUANT TO RULE 415.

       The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs A(l)(i) and A(l)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement;

       (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

       (3) To remove from registration by means of a post-effective amendment any of the Registered Securities, which remain, unsold at the termination of this offering.

       B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE.

       The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       C. UNDERTAKING IN RESPECT OF INDEMNIFICATION.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether our indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on behalf of Sybase, Inc., by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on January 31, 2000.

                                   SYBASE, INC.

                                   By:  /s/ JOHN S. CHEN
                                       ---------------------------------------
                                       John S. Chen, Chairman of the Board,
                                       President and Chief Executive Officer

                                POWER OF ATTORNEY

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John S. Chen, Pieter Van der Vorst and Teresa D. Chuh, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement on Form S-3 and to file the same, with exhibits thereto and other documents in connection therewith, with the Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the dates indicated below.


               SIGNATURE                                TITLE                          DATE
-------------------------------------    ---------------------------------       ----------------
/s/ JOHN S. CHEN                         Chairman of the Board (Principal        January 31, 2000
-------------------------------------    Executive Officer), President,
John S. Chen)                            Chief Executive Officer and
                                         Director

/s/ PIETER VAN DER VORST                 Vice President and Chief Financial      January 31, 2000
-------------------------------------    Officer (Principal Financial
Pieter Van der Vorst                     Officer

/s/ MARTIN J. HEALY                      Vice President and Corporate            January 31, 2000
-------------------------------------    Controller (Principal Accounting
Martin J. Healy                          Officer)

/s/ RICHARD C. ALBERDING                 Director                                January 31, 2000
-------------------------------------
Richard C. Alberding

/s/ L. WILLIAM KRAUSE                    Director                                January 31, 2000
-------------------------------------
William Krause

/s/ ALAN B. SALISBURY                    Director                                January 31, 2000
-------------------------------------
Alan B. Salisbury

/s/ ROBERT P. WAYMAN                     Director                                January 31, 2000
-------------------------------------
Robert P. Wayman

               SIGNATURE                                TITLE                          DATE
-------------------------------------    ---------------------------------       ----------------
/s/ LEO J. HINDERY, JR.                  Director                                January 31, 2000
-------------------------------------
Leo J. Hindery, Jr.

/s/ CECILIA CLAUDIO                      Director                                January 31, 2000
-------------------------------------
Cecilia Claudio

                                INDEX TO EXHIBITS

EXHIBIT
 NUMBER        DESCRIPTION
-------        -----------
  1.1          List of Selling Shareholders (included in "Selling Stockholders"
               section of Prospectus)

  2.1          Agreement and Plan of Reorganization, dated as of November 29,
               1999, among Sybase, Inc., Home Financial Network, Inc., and others.

  4.1          Specimen Certificate for shares of Common Stock of Sybase, Inc.*

  4.2          Investor Agreement

  4.3          Shareholder Agreement (included as Exhibit G to Exhibit 2.1)

  4.4          Affiliate Agreement (included Exhibit H to Exhibit 2.1)

  4.5          Purchaser Representative Agreement

  4.6          Warrant - InteliData Technologies Corporation

  4.7          Warrant - Montgomery Securities

  4.8          Warrant - Montgomery Securities

  4.9          Warrant - Speer & Associates

  5.1          Opinion of Wilson Sonsini Goodrich & Rosati, A Professional
               Corporation

 23.1          Consent of Ernst & Young LLP, Independent Auditors

 23.2          Consent of Counsel (included in Exhibit 5.1)

 24.1          Power of Attorney (included as Signature Section of Prospectus)

----------

* Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-1.